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        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G PREVIOUSLY FILED ON
     FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ________________)


                              VERILINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  923432 10 8
                             ----------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 923432 10 8                13G                Page      of      Pages
                                                             ----    ----

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   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Steven C. Taylor

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                N/A
                                                                        (b) [ ]

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   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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                  5     SOLE VOTING POWER

                                150,000
  NUMBER OF
                ---------------------------------------------------------------
    SHARES
                  6     SHARED VOTING POWER
 BENEFICIALLY
                              2,176,960
   OWNED BY
                ---------------------------------------------------------------
     EACH
                  7     SOLE DISPOSITIVE POWER
  REPORTING
                                150,000
    PERSON
                ---------------------------------------------------------------
     WITH
                  8     SHARED DISPOSITIVE POWER

                              2,176,960

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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,326,960

-------------------------------------------------------------------------------

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                N/A

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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                17.6%

-------------------------------------------------------------------------------

 12     TYPE OF REPORTING PERSON*

                IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages
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SCHEDULE 13G
STEVEN C. TAYLOR

ITEM 1.

     (a)    Name of Issuer:  Verilink Corporation

     (b)    Address of Issuer's Principal Executive Offices:

            145 Baytech Drive
            San Jose, California 95134

ITEM 2.

     (a)    Name of Person Filing:

            Steven C. Taylor

     (b)    Address of Principal Business Office or, if none, Residence:

            145 Baytech Drive
            San Jose, California 95134

     (c)    Citizenship:  U.S.A.

     (d)    Title of Class Securities:  Common Stock

     (e)    CUSIP Number:  0009234321

ITEM 3.

     Not applicable.

ITEM 4.     OWNERSHIP

     (a)    Amount Beneficially Owned:

            2,326,960 shares , as of December 31, 1996. Includes 150,000 shares held directly by Steven C. Taylor, 1,254,910 shares held by Steven
            S. Taylor and Suzanne E. Taylor, Trustees of the Steven and Suzanne Taylor Living Trust Agreement dated 6/2/88 (the "Living Trust Shares"), 120,000 shares held by the Steven and Suzanne Taylor Family Trust dated 04/10/96 (the "Family Trust Shares"), 800,000 shares held by Oliver Corporation, a Nevada Corporation of which Mr. Taylor is director and President and Steven C. Taylor and Suzanne E. Taylor, Trustees of the Steven and Suzanne Taylor Living Trust Agreement dated 6/2/88 is the sole shareholder (the "Oliver Shares"), 2,050 shares owned by Baytech Associates, a California general partnership in which Mr. Taylor has a 50% general partner interest (the "Baytech Shares"). Steven C. Taylor and Suzanne E. Taylor have voting and dispositive power over the Living Trust Shares and Family Shares.



                                        1
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     (b)   Percent of Class:  17.6%, as of December 31, 1996.

     (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                      150,000

               (ii)   shared power to vote or to direct the vote:

                      2,176,960 shares (comprised of the Family Trust Shares, the Living Trust, the Oliver Shares and the Baytech Shares).

              (iii)   sole power to dispose or to direct the disposition of:

                      150,000

               (iv)   shared power to dispose or to direct the disposition of:

                      2,176,960 shares (comprised of the Family Trust Shares, the Living Trust, the Oliver Shares and the Baytech Shares).

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.          CERTIFICATION

     Not applicable.

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                                    SIGNATURE

         After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 13, 1997



                                                       /s/  Steven C. Taylor
                                                     -------------------------
                                                     Steven C. Taylor


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